One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

June 9, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kimberly Browning

Virtus Opportunities Trust

485(a) Filing

CIK 0001005020

File No. 811-07455

Ladies and Gentlemen:

Thank you for the telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on May 3, 2021, pertaining to the above referenced 485(a) filing (the “Registration Statement”) submitted by Virtus Opportunities Trust (the “Trust”) with respect to Virtus KAR Developing Markets Fund (the “fund”) on March 29, 2021. Below, we describe the changes made to the Registration Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement. We confirm that we will file a complete Registration Statement pursuant to rule 485(b) including the changes described in this letter.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Per Item 3 of Form N-1A Instructions regarding the fees and expenses table, please add the sentence, “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: We have added the required sentence.

2.	Comment: Please confirm to the Staff whether the Fund’s expenses will include acquired fund fees and expenses (“AFFE”). If they will, and such AFFE amount to less than one basis point, please confirm to the Staff that such AFFE will be included in the fees and expenses table as “Other Expenses,” and if such AFFE amount to at least one basis point, please add a line for such AFFE to the fees and expenses table.

Response: We confirm that the fund’s expenses will not include acquired fund fees and expenses.

3.	Comment: Please provide a completed fees and expenses table for review within this response letter.

Response: Please see the completed fees and expenses table in the attached Appendix A.

4.	Comment: With respect to Footnote (c) to the Annual Operating Expenses table, the termination date of the expense limitation, June 30, 2022, is bracketed. Please confirm that the final date will be at least one year from the effective date of the Registration Statement.

Response: We confirm the termination date of the expense limitation will be January 31, 2023, which is at least one year from the effective date of the Registration Statement.

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5.	Comment: On page 1, in Footnote (c) to the fees and expenses table, please amend the language, “or at the time of recapture” to reflect that the recapture test is a conjunctive test, in accordance with AICPA guidance, by changing “or” to “and,” and add “after repayment is taken into account.”

Response: We have updated the language as requested.

6.	Comment: The Principal Investment Strategies section does not disclose the applicable capitalization ranges of the fund. Please update the Principal Investment Strategies section to include this information to correlate to the Principal Investment Risks.

Response: We have updated the language in response to this comment to reflect that the fund may invest in companies of all market capitalizations.

7.	Comment: In the second paragraph of the Principal Investment Strategies in either Item 4 or Item 9, please clarify that for purposes of the 80% policy, “assets” means net assets plus the amount of any borrowings for investment purposes.

Response: We have updated the language in Item 9 as requested.

8.	Comment: Please describe the Equity-Linked Securities that will be used with respect to the Principal Investment Strategies and include attendant risks, summarized in plain English.

Response: We have updated the disclosure as requested to describe participatory notes (“P-notes”). We believe that our existing Equity-Linked Securities Risk appropriately describes the risks of these investments, so we have not updated the risk disclosure in response to this comment.

9.	Comment: Given the liquidity profile of Equity-Linked Securities in which it appears the fund will invest, please explain to the Staff how the fund determined that the investment strategy with respect to Equity-Linked Securities is appropriate for an open-end fund structure, including general market data; information concerning relevant factors of Rule 2e-4 and Release 32315 relating to the Investment Company Liquidity Risk Management Programs; and other relevant information such as type of issuer, whether they are unlisted or listed or 144a securities, etc. Please indicate the purpose of investing in Equity-Linked Securities. If the investment purpose is hedging, please enhance the disclosure.

Response: Equity-linked securities are intended to allow the fund to gain exposure to certain foreign securities without trading directly in the local market and are not expected to be used for hedging. We acknowledge that at times these investments may be less liquid than the underlying security, as broker selection is restricted to the underwriter of the P-note. However, liquidity of P-notes generally tends to be very similar to the underlying locally-traded investment. As such, we believe P-notes to be appropriate for an open-end fund structure, and we also note that their use is rather common among other developing and emerging market open-end funds.

10.	Comment: On page 7 of Statement of Additional Information, under the fund name and investment policy, given the reference to synthetic investments, please confirm whether the Fund will invest in derivatives that will be counted towards the 80% bucket. If the Fund does not intend to invest in derivatives, please confirm.

Response: We confirm the fund does not expect to invest in derivatives except to the extent that the equity-linked securities described above and in the prospectus may be considered to be derivatives.

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11.	Comment: The third sentence in the second paragraph of the Principal Investment Strategies, states, “The fund intends to diversify its investments among countries and normally to have represented in the portfolio business activities of a number of different countries.” Please briefly clarify this diversification strategy in Item 4 to extent that it is principal and provide further clarification in Item 9.

Response: We have clarified the strategy description by replacing the referenced sentence with the following: “The fund intends to diversify its investments in various types of businesses and in a number of different countries.”

12.	Comment: Please clarify how the fund defines emerging and frontier markets within developing market countries, such as by lists provided by index providers, the World Bank or the International Monetary Fund.

Response: We have added the requested clarification, as follows: “The Fund may consider a country to be a developing market country based on a number of factors, such as whether the country is classified as an emerging or developing economy by any supranational organization such as the World Bank, International Finance Corporation or the United Nations, or related entities, or whether the country is considered a frontier and emerging market country for purposes of constructing frontier and emerging markets indices.”

13.	Comment: If the fund will invest in any particular country or countries on a principal basis at inception, please add appropriate disclosure and a country-specific risk with respect to the relevant country or countries.

Response: The fund’s portfolio management team anticipates having more than 5% of NAV be exposed to: China, Brazil, India, Taiwan, South Korea, and Russia. Therefore, we have added disclosure to this effect and corresponding risk disclosure.

14.	Comment: The third sentence of the second paragraph of the Principal Investment Strategies states, “The fund intends to diversify its investments among countries and normally to have represented in the portfolio business activities of a number of different countries.” Please provide a plain English clarification of how the fund intends to diversify with respect to “business activities of a number of different countries.”

Response: We have clarified the strategy description by replacing the referenced sentence with the following: “The fund intends to diversify its investments in various types of businesses and in a number of different countries.”

15.	Comment: The fourth and fifth sentence of the second paragraph of the Principal Investment Strategies states, “In determining “location” of an issuer, the subadviser primarily relies on the country where the issuer is incorporated. However, the country of risk is ultimately determined based on analysis of the following criteria: actual building address (domicile), primary exchange on which the security is traded and sources of revenue and/or whether the issuer is indirectly exposed to the risks or economic fortunes of a developing market.” Please clarify what is meant by country of risk and whether it is based on an economic tie test or other test.

Response: We have clarified the disclosure by replacing the phrase “country of risk” with the word “location.”

16.	Comment: The sixth sentence of the second paragraph of the Principal Investment Strategies states, “Equity securities in which the fund invests include but are not limited to common stocks, preferred stocks and depositary receipts.” Please consider deleting the phrase, “include but are not limited to” or confirm that the fund has disclosed its Principal Investment Strategies in Item 4 and Item 9 as required and understands its obligation to update its registration statement with respect to principal investments.

Response: We have deleted the phrase as requested.

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17.	Comment: Please identify the types of Depositary Receipts in which the fund intends to invest, such as ADRs. In Item 9, please provide clarification of the types, including whether sponsored or unsponsored, and indicate the types that apply and briefly summarize the attendant risks in Item 4.

Response: We have added the types of depositary receipts to the disclosure, and the risks associated with them are summarized in our Depositary Receipts Risk.

18.	Comment: In Item 4, please briefly summarize the subadviser’s sell discipline.

Response: Although Form N-1A requires the subadviser’s sell discipline to be disclosed in Item 9, it does not include the same requirement in Item 4. The fund’s Principal Investment Strategies are disclosed in Item 4 as required. Therefore, we have made no changes in response to this comment.

19.	Comment: If the fund has a 20% basket, please add disclosure regarding what investment types are expected to be in it and the attendant risks.

Response: Although we acknowledge that anything other than equity or equity-linked securities of companies located in developing markets countries would be in the fund’s 20% basket, the fund does not have other expected investments at this time that would be considered principal. Therefore, we have made no changes in response to this comment.

20.	Comment: In the Principal Risks, please add Developing Markets Risk, even if it is included with Emerging Markets Risk.

Response: We have made the requested revision.

21.	Comment: In the “More Information About Fund Expenses” section on page 4, please track the language to be revised in the fees and expenses table.

Response: We have added the language requested.

22.	Comment: Please confirm to the Staff that all principal investment strategies in the section titled “More Information about Investment Objectives and Principal Investment Strategies” and elsewhere are summarized in Item 4 or revise accordingly.

Response: We confirm that the principal investment strategies are summarized in Item 4.

23.	Comment: Please harmonize the disclosure in Item 9 with the reference in Item 4 to “sustainable” growth.

Response: The referenced disclosure in Item 4 states that the fund’s strategy emphasizes companies “that the subadviser believes to have a sustainable competitive advantage, strong management and low financial risk and to be able to grow over market cycles.” The disclosure in Item 9 states as follows:

“The subadviser uses a strategy that seeks to emphasize highly profitable, consistently growing companies with low debt and rising cash flows. If a company meets these criteria, the subadviser researches and analyzes that company’s strength of management, its relative competitive position in the industry and its financial structure.”

We believe that the Item 9 disclosure is already consistent with the Item 4 disclosure while providing additional detail. We therefore have not made any changes in response to this comment.

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One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

24.	Comment: If ESG is not a principal investment strategy of the fund, please remove it from the prospectus.

Response: We have revised the language in response to this comment to clarify that the application of ESG factors is an analytical tool used by the subadviser within the context of the principal investment strategies rather than a separate strategy.

25.	Comment: On page 6, with respect to the Temporary Defensive Strategy, please add language to clarify the market conditions that would cause the fund to rely on the Temporary Defensive Strategy.

Response: We have amended the language in response to this comment to explain that the temporary defensive strategy may be used “[w]hen the subadviser believes market, economic or political conditions are unfavorable for investors.”

26.	Comment: Please confirm the registration statement is in compliance with Items 4 and 9 of the Form N-1A Instructions.

Response: We confirm the registration statement is in compliance with Items 4 and 9 of the Form N-1A Instructions.

27.	Comment: On page 57 of the SAI, the last sentence of first paragraph under the list of Fundamental Investment Limitations states, “. . . as of the date of this SAI the Fund will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.” Please consider stating that the Fund would “consider” looking through to these securities.

Response: We note that the existing disclosure states that we will consider the concentration policy of any ETFs, mutual funds or closed-end funds in which the Fund invests, in addition to looking through to the securities held by any affiliated ETFs, mutual funds or closed-end funds. Because we do not have access to the information to look through to the securities of unaffiliated ETFs, mutual funds or closed-end funds on a daily basis, the disclosure referenced above reflects what we are actually able to do. We believe disclosing that we would consider looking through to the securities held by unaffiliated ETFs, mutual funds or closed-end funds could be misleading since we are unable to do so, and therefore have made no changes in response to this comment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at 860-263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Holly van den Toorn, Esq.

Ralph Summa

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One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

APPENDIX A

Fees and Expenses

The tables below illustrate the fees and expenses that you may pay if you buy and hold shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts in Class A Shares if you and your family invest, or agree to invest in the future, at least $50,000 in Virtus Funds. More information on these and other discounts is available: (i) from your financial professional or other financial intermediary; (ii) under “Sales Charges” on page 14 of the fund’s prospectus; (iii) with respect to purchase of shares through specific intermediaries, in Appendix A to the fund’s prospectus, entitled “Intermediary Sales Charge Discounts and Waivers;” and (iv) under “Alternative Purchase Arrangements” on page 86 of the fund’s statement of additional information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class R6
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00%(a)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I	Class R6
Management Fees	1.00%	1.00%	1.00%	1.00%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (b)	2.35%	2.35%	2.35%	2.34%
Total Annual Fund Operating Expenses	3.60%	4.35%	3.35%	3.34%
Less: Fee Waiver and/or Expense Reimbursement(c)	(2.05)%	(2.05)%	(2.05)%	(2.12)%
Total Annual Fund Operating Expenses After Expense Reimbursement (c)	1.55%	2.30%	1.30%	1.22%
(a)	The deferred sales charge is imposed on Class C Shares redeemed during the first year only.
(b)	Estimated for current fiscal year, as annualized.
(c)	The fund’s investment adviser has contractually agreed to limit the fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 1.55% for Class A Shares, 2.30% for Class C Shares, 1.30% for Class I Shares and 1.22% for Class R6 Shares through January 31, 2023. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, and any in effect at the time of recapture, after repayment is taken into account.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes an investment of $10,000 in the fund for the time periods indicated. It shows your costs if you sold your shares at the end of the period or continued to hold them. The example also assumes that your investment has a 5% return each year, that the fund’s operating expenses remain the same and that the expense reimbursement arrangement remains in place for the contractual period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Share Status	1 Year	3 Years
Class A	Sold or Held	$699	$1,220
Class C	Sold	$333	$933
	Held	$233	$933
Class I	Sold or Held	$132	$633
Class R6	Sold or Held	$124	$616

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